Exhibit 99.1

Enzymotec Ltd. Reports Second Quarter 2014 Unaudited Financial Results

MIGDAL HA'EMEQ, Israel, August 5, 2014 – Enzymotec Ltd. (Nasdaq: ENZY), a developer, manufacturer and marketer of innovative bio-active lipid ingredients, today reported financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Financial Highlights, Compared to the Same Quarter Last Year

•	Second quarter net revenues (equity method) decreased 39.8% to $9.0 million.

•	Second quarter net revenues (proportionate consolidation method) decreased 34.4% to $11.5 million.

•	Second quarter gross margin (equity method) increased over 1,500 basis points to 62.0% from 46.5%.

•	Second quarter net income decreased to $0.4 million.

•	Second quarter non-GAAP net income decreased to $0.5 million*.

•	Second quarter adjusted EBITDA decreased to $1.2 million*.

* A reconciliation of Non-GAAP financial measures to GAAP Financial measures is set forth below.

Recent Business Highlights and Other Updates:

•
Published results from a clinical study on crying reduction following usage of INFAT® in Infants in the peer-reviewed journal “BMC Pediatrics.” The clinical study evaluated the effect of INFAT® usage on crying in healthy infants. The results of the study indicate significantly lower crying duration, primarily during afternoon and evening hours, related to the formula with INFAT® compared to a standard vegetable oil control infant formula. INFAT® is sold and marketed by Advanced Lipids, a joint venture of AAK and Enzymotec.

•
Presented new findings regarding positive effects of INFAT®, at the European Society for Pediatric Gastroenterology, Hepatology and Nutrition (ESPGHAN) Conference in Jerusalem, Israel.  The study was the first to test the effect of a commercial infant formula containing INFAT® and prebiotics compared to the control formula containing standard vegetable oil and prebiotics or breast-fed infants on the well-being of Chinese term infants. The study was conducted in medical centers across China in collaboration with Biostime, a leading infant formula company in China. The study demonstrated significant benefits of INFAT®.  Specifically, similar to breastfeeding, it increases infant comfort by reducing crying and enhances fat and nutrient absorption during the first weeks of life compared to the control formula.

•	Launched Omega PC™, a new, premium fish oil-based omega-3 product. Omega PC™ is a wild, cold water fish extract, containing omega-3 fatty acids bound to phospholipids (PL) and triglycerides (TG).

•
As previously disclosed, AarhusKarlshamn AB, or AAK, a Sweden-based, global producer of specialty oils that is the Company's joint venture partner in Advanced Lipids AB, submitted a request for arbitration against the Company seeking a declaration that the Company breached the confidentiality provisions of the agreement by disclosing confidential information of the joint venture in its registration statement for its IPO, as well as a declaration regarding the correct interpretation of certain provisions of the joint venture agreement. The Company recently submitted its response to AAK’s arbitration request rejecting AAK's allegations and including a counter claim, pursuant to which the Company seeks monetary damages from AAK due to various breaches of the joint venture agreement by AAK.

“In the second quarter our business experienced operational challenges based on external market dynamics which hindered our financial performance,” stated Dr. Ariel Katz, Enzymotec’s President and Chief Executive Officer. “While we expected these headwinds in the quarter, particularly related to recent regulatory changes in the Chinese infant formula market and weakness in the U.S. and Australian Omega-3 industry, their overall impact was greater than anticipated and will continue to adversely impact Enzymotec for at least the next two quarters.”

Dr. Katz continued, “We will continue to manage the controllable aspects of our business. We remain confident that our proprietary lipids-based technology focused on consumers’ needs, our solid reputation in the large and growing nutrition markets, and our innovative product portfolio are key competitive strengths that will ultimately lead to greater adoption of our nutrition and VAYA Pharma products and, in turn, position Enzymotec for profitable growth long-term.”

Second Quarter 2014 Results

For the second quarter of 2014, based on the proportionate consolidation method, net revenues decreased 34.4% to $11.5 million from $17.5 million for the second quarter of 2013. For the second quarter of 2014, based on the equity method of accounting, net revenues decreased 39.8% to $9.0 million from $14.9 million for the second quarter of 2013. The decrease was mainly due to a decrease of $5.5 million in the krill sales volume, driven primarily by decreased sales volume in the United States and in Australia, particularly as a result of a decrease in sales of premium omega-3 products in those markets.

Gross margin (equity method) for the second quarter of 2014 increased over 1,500 basis points to 62.0% from 46.5% for the second quarter of 2013. Over 800 basis points of the increase in gross profit margin were due to the operation of the new extraction facility and other improvements in production efficiency and approximately 700 basis points resulted from changes in the mix of products sold, as net revenues in the three months ended June 30, 2014 reflected an increase in the volume of sales of InFat which when accounted for the equity method carry a higher gross margin, and an increase in sales of VAYA Pharma products, which carry a higher gross margin than some of the Company’s other products.

Selling and marketing expenses increased to $1.9 million from $1.7 million in the second quarter of 2013, primarily as a result of building the sales infrastructure of VAYA Pharma USA in order to expand sales to additional states.

General and administrative expenses increased to $1.8 million from $1.3 million in the second quarter of 2013, primarily due to public company expenses and patent-related legal expenses.

Net income for the second quarter of 2014 decreased to $0.4 million (or $0.02 per diluted share, based on a weighted average of 23.2 million shares) from $2.3 million (or $0.12 per diluted share, based on a weighted average of 3.8 million shares) for the second quarter last year.

Adjusted EBITDA for the second quarter of 2014 decreased to $1.2 million from $2.9 million for the second quarter of 2013. A reconciliation of adjusted EBITDA to GAAP net income is set forth below.

Below is segment information for the three months ended June 30, 2014 and 2013:

	Three Months Ended June 30, 2014
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$10,046	$1,457	$11,503	$(2,546)	$8,957
Cost of revenues(2)	5,390	370	5,760	(2,360)	3,400
Gross profit(2)	4,656	1,087	5,743	(186)	5,557
Operating expenses(2)	3,208	1,883	5,091	—	5,091
Depreciation and amortization	459	54	513
Adjusted EBITDA(3)	$1,907	$(742)	$1,165

	Three Months Ended June 30, 2013
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$16,531	$1,012	$17,543	$(2,664)	$14,879
Cost of revenues(2)	10,259	319	10,578	(2,627)	7,951
Gross profit(2)	6,272	693	6,965	(37)	6,928
Operating expenses(2)	2,996	1,440	4,436	—	4,436
Depreciation and amortization	360	32	392
Adjusted EBITDA(3)	$3,636	$(715)	$2,921
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our net income, see “Non-GAAP Financial Measures” below.

Six Months Results

For the six months ended June 30, 2014, based on the proportionate consolidation method, net revenues increased 3.4% to $35.2 million from $34.1 million for the same period a year ago.

For the six months ended June 30, 2014, based on the equity method of accounting, net revenues decreased 6.6% to $26.8 million from $28.7 million for the same period a year ago.

For the six months ended June 30, 2014, gross margin (equity method) increased 1,480 basis points to 61.7% from 46.9% for the same period a year ago. Over 900 basis points of the increase in gross profit margin were due to the operation of the new extraction facility and other improvements in production efficiency and approximately 550 basis points resulted from changes in the mix of products sold, as net revenues in the six months ended June 30, 2014 reflected an increase in the volume of sales of  InFat which when accounted for the equity method carry a higher gross margin, and an increase in sales of VAYA Pharma products, which carry a higher gross margin than some of the Company’s other products.

For the six months ended June 30, 2014, selling and marketing expenses increased to $4.2 million from $3.3 million for the same period a year ago, primarily as a result of building the sales infrastructure of VAYA Pharma USA in order to expand sales to additional states and due to license amortization expenses related to the settlement and license agreement signed with Neptune Technologies & Bioressources Inc. and Acasti Pharma Inc.

For the six months ended June 30, 2014, general and administrative expenses increased to $3.9 million from $2.4 million for the same period a year ago, due to expenses related to the secondary offering in February 2014, other public company expenses and patent-related legal expenses, as well as an increase in compensation-related expenses.

For the six months ended June 30, 2014, net income increased 17.1% to $5.5 million (or $0.23 per diluted share, based on a weighted average of 23.4 million shares) compared to $4.7 million (or $0.23 per diluted share, based on a weighted average of 3.8 million shares) for the same period a year ago.

For the six months ended June 30, 2014, adjusted EBITDA increased 30.1% to $7.6 million, compared to $5.9 million for the same period in the prior year. The reconciliation of adjusted EBITDA to GAAP net income is set forth below.

Below is segment information for the six months ended June 30, 2014 and 2013:

	Six Months Ended June 30, 2014
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$32,463	$2,762	$35,225	$(8,417)	$26,808
Cost of revenues(2)	17,583	737	18,320	(8,063)	10,257
Gross profit(2)	14,880	2,025	16,905	(354)	16,551
Operating expenses(3)	6,871	3,652	10,523	—	10,523
Depreciation and amortization	1,143	113	1,256
Adjusted EBITDA(4)	$9,152	$(1,514)	$7,638

	Six Months Ended June 30, 2013
	Nutrition Segment	VAYA Pharma Segment	Total Segment Results of Operations	Elimination(1)	Consolidated Results of Operations
	(in thousands)
Net revenues	$32,173	$1,896	$34,069	$(5,360)	$28,709
Cost of revenues(2)	19,898	555	20,453	(5,223)	15,230
Gross profit(2)	12,275	1,341	13,616	(137)	13,479
Operating expenses(2)	5,578	2,934	8,512	—	8,512
Depreciation and amortization	696	72	768
Adjusted EBITDA(4)	$7,393	$(1,521)	$5,872
____________________
(1)	Represents the change from proportionate consolidation to the equity method of accounting.
(2)	Includes depreciation and amortization, but excludes share-based compensation expense.
(3)	Includes depreciation and amortization, but excludes share-based compensation expense and secondary offering related expenses.
(4)	Adjusted EBITDA is a non-GAAP financial measure. For a definition and a reconciliation of adjusted EBITDA to our net income, see “Non-GAAP Financial Measures” below.

Joint Venture Accounting

Under U.S. GAAP, the Company is required to account for the results of operation of Advanced Lipids AB (AL), the Company's 50%-owned joint venture, using the equity method of accounting, meaning that the Company recognizes its share in the net results of AL as a share of profits of an equity investee. Accordingly, the revenues recognized from the arrangement are the amounts the Company charges to its joint venture partner, or the Company's direct costs of production plus its share of the joint venture's profits. For the three-month periods ended June 30, 2014 and 2013, sales of the Company through this joint collaboration amounted to $2.4 million and $3.2 million, respectively. For the six-month periods ended June 30, 2014 and 2013, sales of the Company through this joint collaboration amounted to $8.0 million and $6.5 million, respectively.

To provide investors with a better understanding of the Company's performance and for purposes of segment reporting under U.S. GAAP, which requires presentation on the same basis provided to and utilized by management to analyze the relevant segment's results of operations, the Company accounts for the results of operations of AL using the proportionate consolidation method. The financial information included in the tables above under the heading "Nutrition segment" includes, inter alia, the results of operations of AL, using the proportionate consolidation method. Under the proportionate consolidation method, the Company recognizes its proportionate share of the gross revenues of AL and records its proportionate share of the joint venture's costs of production in its statement of operations.

Balance Sheet and Liquidity Data

As of June 30, 2014, Enzymotec had $69.4 million in cash and cash equivalents, $24.3 million in other working capital items and no debt. On January 31, 2014, the Company repaid its long-term loan in full, and following that, the Company is no longer subject to any financial or other covenants. As a result, the bank has removed all pledges over the Company's assets.

Outlook for 2014

Based on the Company’s year-to-date 2014 financial performance, including  the greater than anticipated impact of the challenges it has experienced in the second quarter and the fact that the Company also expects these challenges to continue to adversely impact its financial performance for at least the next two quarters, it has updated full fiscal year 2014 guidance as follows:

•	Net revenues, based on the equity method of accounting, of $46 million to $52 million
•	Net revenues, based on the proportionate consolidation method, of $62 million to $70 million
•	Non-GAAP net income of $8 million to $10 million
•	Non-GAAP diluted EPS of $0.34 to $0.43

Non-GAAP net income represents net income excluding (i) share-based compensation expense and (ii) other unusual income or expenses. Non-GAAP diluted EPS is diluted EPS based on Non-GAAP net income.

Conference Call Details

Enzymotec will host a conference call today at 8:30 a.m. eastern time to discuss its second quarter of 2014 financial results. Listeners in North America may dial 877-359-9508 and international listeners may dial +1-224-357-2393 along with confirmation code 78146190 to access the live call. A telephonic playback will be available after the call through Tuesday, August 12, 2014. Participants in North America may dial 855-859-2056 and international participants may dial +1-404-537-3406 along with the confirmation code 78146190 to hear the playback.

The call will also be broadcast live over the Internet, hosted at the Investors section of Enzymotec's website at http://ir.enzymotec.com, and will be archived online within one hour of its completion through Tuesday, August 12, 2014.

Forward Looking Statements

This release contains forward-looking statements, including regarding our future results of operations, which reflect the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences the following risks:  we depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products; a high proportion of the sales of our InFat product is sold to end users by a single company in China; we are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us; we may be required to pay royalties on sales of our krill products in North America and Australia; we have in the past, and may in the future, become subject to litigation regarding intellectual property rights or other matters; our offering of products as ‘‘medical foods’’ in the United States may be challenged by regulatory authorities; we rely on our Swedish joint venture partner to manufacture InFat, and have recently entered into an arbitration proceeding with our partner with respect to certain matters related to the joint venture agreement; we are dependent on a single facility that houses the majority of our operations; we may be impacted by delays in manufacturing as we expand our capacity; we may not be able to expand our production or processing capabilities or satisfy growing demand; our gross profits may be adversely affected if we are only able to obtain lower quality krill meal; our ability to obtain krill may be affected by conservation regulation or initiatives; our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful; we and our customers are subject to significant and increasing government regulations regarding the sale and marketing of our products and our customers’ products incorporating our products; we may not be able to protect our proprietary technology or prevent its unauthorized use by third parties; ; and other factors discussed under the heading "Risk Factors" in the Company's Form 20-F filed with the Securities and Exchange Commission on February 13, 2014. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

Non-GAAP Financial Measures

Adjusted EBITDA and non-GAAP net income are metrics used by management to measure operating performance.  Adjusted EBITDA represents net income, excluding (i) financial expenses, net, (ii) taxes on income, (ii) depreciation and amortization, (iv) share-based compensation expense, and (v) other unusual income or expenses, and after giving effect to the change from the equity method of accounting for our joint venture to the proportionate consolidation method.  Non-GAAP net income represents net income, excluding (i) share-based compensation expense, and (ii) other unusual income or expenses.

The Company presents adjusted EBITDA as a supplemental performance measure because it believes it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting financial expenses, net), tax positions (such as the impact on periods or companies of changes in effective tax rates) and the age and book depreciation of fixed assets (affecting relative depreciation expense).  In addition, both adjusted EBITDA and non-GAAP net income exclude the non-cash impact of share-based compensation and a number of unusual items that the Company does not believe reflect the underlying performance of our business.  Because adjusted EBITDA and Non-GAAP net income facilitate internal comparisons of operating performance on a more consistent basis, the Company also uses adjusted EBITDA and non-GAAP net income in measuring our performance relative to that of our competitors.  Adjusted EBITDA and non-GAAP net income are not measures of our financial performance under GAAP and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with GAAP or as alternatives to cash flow from operating activities as measures of the Company's profitability or liquidity.

Adjusted EBITDA and non-GAAP net income have limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the company's results as reported under U.S. GAAP as the excluded items may have significant effects on the Company's operating results and financial condition. When evaluating the Company's performance, you should consider adjusted EBITDA alongside other financial performance measures, including cash flow metrics, operating income, net income, and the Company's other U.S. GAAP results.

The following table presents a reconciliation of adjusted EBITDA to net income for each of the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	U.S. dollars in thousands
Reconciliation of adjusted EBITDA to net income:
Adjusted EBITDA	$1,165	$2,921	$7,638	$5,872
Accounting for joint venture	(186)	(37)	(354)	(137)
Depreciation and amortization	(513)	(392)	(1,256)	(768)
Secondary offering related expenses	-	-	(393)	-
Share-based compensation expenses	(136)	(85)	(273)	(138)
Operating income	330	2,407	5,362	4,829
Financial expenses - net	34	23	10	104
Income before taxes on income	296	2,384	5,352	4,725
Taxes on income	(60)	(67)	(143)	(142)
Share in profits of equity investee	145	29	282	107
Net income	$381	$2,346	$5,491	$4,690

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	U.S. dollars in thousands
Reconciliation of Non-GAAP net income to GAAP net income:
Non-GAAP net income	$517	$2,431	$6,157	$4,828
Secondary offering related expenses	-	-	(393)	-
Share-based compensation expenses	(136)	(85)	(273)	(138)
Net income	$381	$2,346	$5,491	$4,690

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
	U.S. dollars in thousands (except per share data)
NET REVENUES	$8,957	$14,879	$26,808	$28,709
COST OF REVENUES *	3,403	7,956	10,263	15,238
GROSS PROFIT	5,554	6,923	16,545	13,471
OPERATING EXPENSES:
Research and development – net *	1,502	1,492	3,053	2,937
Selling and marketing *	1,931	1,697	4,182	3,261
General and administrative *	1,791	1,327	3,948	2,444
Total operating expenses	5,224	4,516	11,183	8,642
OPERATING INCOME	330	2,407	5,362	4,829
FINANCIAL EXPENSES – net	34	23	10	104
INCOME BEFORE TAXES ON INCOME	296	2,384	5,352	4,725
TAXES ON INCOME	(60)	(67)	(143)	(142)
SHARE IN PROFITS OF EQUITY INVESTEE	145	29	282	107
NET INCOME	$381	$2,346	$5,491	$4,690
OTHER COMPREHENSIVE INCOME (LOSS):
Currency translation adjustments	$(37)	$(10)	$(44)	$(12)
Cash flow hedge	92	38	99	72
Total comprehensive income	$436	$2,374	$5,546	$4,750
EARNINGS PER SHARE:
Basic	$0.02	$0.15	$0.25	$0.30
Diluted	$0.02	$0.12	$0.23	$0.23
WEIGHTED AVERAGE NUMBER OF ORDINARYY SHARES:
Basic	21,900,624	3,011,244	21,856,449	3,010,436
Diluted	23,215,320	3,817,190	23,424,502	3,817,710

* The above items are inclusive of the following share-based compensation expense:
Cost of revenues	$3	$5	$6	$8
Research and development - net	4	10	8	19
Selling and marketing	5	14	12	23
General and administrative	124	56	247	88
	$136	$85	$273	$138

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS

	June 30,	December 31,
	2014	2013
	U.S. dollars in thousands
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$69,420	$74,430
Accounts receivable:
Trade	15,692	18,788
Other	3,269	2,738
Inventories	17,422	11,943
Total current assets	105,803	107,899
NON-CURRENT ASSETS:
Investment in equity investee	1,139	809
Intangibles, long-term deposits and other	1,235	111
Funds in respect of retirement benefits obligation	1,260	1,190
Total non-current assets	3,634	2,110
PROPERTY, PLANT AND EQUIPMENT:
Cost	36,630	33,385
Less - accumulated depreciation and amortization	7,967	7,021
	28,663	26,364
Total assets	$138,100	$136,373

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturity of long-term bank loan	$—	$4,200
Accounts payable and accruals:
Trade	8,838	6,418
Other	3,246	6,378
Total current liabilities	12,084	16,996
LONG-TERM LIABILITY -
Retirement benefits obligation	1,520	1,474
Total liabilities	13,604	18,470
SHAREHOLDERS' EQUITY:
Ordinary shares	56	55
Additional paid-in capital	120,593	119,547
Accumulated other comprehensive income (loss)	(10)	(65)
Retained earnings (accumulated deficit)	3,857	(1,634)
Total shareholders' equity	124,496	117,903
Total liabilities and shareholders' equity	$138,100	$136,373

ENZYMOTEC LTD.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	2014	2013
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$5,491	$4,690
Adjustments required to reflect cash flows from operations:
Depreciation and amortization	1,256	768
Change in inventories	(5,479)	(1,420)
Change in accounts receivable	2,657	(870)
Change in accounts payable and accruals	(1,687)	1,005
Share in profits of equity investee	(282)	(107)
Share-based compensation expense	273	138
Change in other non-current assets	1	(45)
Change in retirement benefits obligation	31	88
Net cash provided by operating activities	2,261	4,247
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment and intangible asset	(3,681)	(2,642)
Long-term deposits	(17)	—
Investment in equity investee	(92)	—
Change in funds in respect of retirement benefits obligation	(55)	(74)
Net cash used in investing activities	(3,845)	(2,716)
CASH FLOWS FROM FINANCING ACTIVITIES:
Change in short-term loans	—	(1,000)
Repayment of long-term bank loan	(4,200)	(350)
Exercise of option by employees	852	8
Issuance costs	(78)	(74)
Proceeds from issuance of equity and warrants	—	6,850
Net cash provided by (used in) financing activities	(3,426)	5,434
NET CHANGE IN CASH AND CASH EQUIVALENTS	(5,010)	6,965
BALANCE OF CASH AND CASH EQUIVALENTS
AT BEGINNING OF PERIOD	74,430	2,729
BALANCE OF CASH AND CASH EQUIVALENTS
AT END OF PERIOD	$69,420	$9,694

Company Contact:
Enzymotec Ltd.
Oren Bryan
Chief Financial Officer
Phone: +972747177177
ir@enzymotec.com

Investors Contact (US)
ICR
Katie Turner
646-277-1228
Katie.Turner@icrinc.com

John Mills
310-954-1105
John.Mills@icrinc.com